UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             Power Exploration, Inc.
                                (Name of Issuer)


                          Common Stock, par value $0.02
                         (Title of Class of Securities)


                                   739272 20 1
                                 (CUSIP Number)


  Joe Bill Bennett, 5416 Birchman Ave., Fort Worth, Texas 76107 (817) 377-4464
   (Name, address and telephone number of person authorized to receive notices and communications)


                                  March 1, 2001
            (Date of Event, which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP No. 739272 20-1                       Page 2 of 8 Pages including exhibits


1) NAME OF REPORTING PERSONS                        Rife Oil Properties, Inc.,
                                                    a Texas Corporation ("ROP")

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           75-1413107

____________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP

                                                                        (A) (X )
                                                                        (B) (  )

3) SEC USE ONLY


4) SOURCE OF FUNDS
  OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
"ROP" is Incorporated in the State of Texas. "ROP" does business in the State of Texas.

                           7) SOLE VOTING POWER                8,000,000

NUMBER OF
SHARES
BENEFICIALLY               8) SHARED VOTING POWER                  0
OWNED BY
EACH
REPORTING                  9) SOLE DISPOSITIVE POWER           8,000,000


                           10) SHARED DISPOSITIVE POWER            0

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58%

14) TYPE OF REPORTING PERSON
CO

                                  SCHEDULE 13D

CUSIP No. 739272 20-1                       Page 3 of 8 Pages including exhibi


1) NAME OF REPORTING PERSONS                             M. O. Rife III ("RIFE

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               541-50-31


2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
________________________________________________________________________
                                                                        (A) (X
                                                                        (B) (

3) SEC USE ONLY


4) SOURCE OF FUNDS
 OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
"RIFE" is a United States Citizen.

                           7) SOLE VOTING POWER               62,000

NUMBER OF
SHARES
BENEFICIALLY               8) SHARED VOTING POWER            8,000,000
OWNED BY
EACH
REPORTING                  9) SOLE DISPOSITIVE POWER          62,000
PERSON WITH


                         (10) SHARED DISPOSITIVE POWER       8,000,000


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,062,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59%

14) TYPE OF REPORTING PERSON
IN

                                  SCHEDULE 13D

CUSIP No. 739272 20-1                       Page 4 of 8 Pages including exhibits


1) NAME OF REPORTING PERSONS                                MOROIL, Inc. ("MOR")

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                75-1850342

_____________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP

                                                                        (A) (X )
                                                                        (B) (  )

3) SEC USE ONLY


4) SOURCE OF FUNDS
 OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
"MOR" is incorporated in the State of Texas. "MOR" does business in the State of Texas.

                           7) SOLE VOTING POWER              8,000,000
NUMBER OF
SHARES
BENEFICIALLY               8) SHARED VOTING POWE                 0
OWNED BY
EACH
REPORTING                  9) SOLE DISPOSITIVE POWER         8,000,000
PERSON WITH

                          (10) SHARED DISPOSITIVE POWER          0

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58%

14) TYPE OF REPORTING PERSON
CO

                                  SCHEDULE 13D

CUSIP No. 739272 20-1                       Page 5 of 8 Pages including exhibits


1) NAME OF REPORTING PERSONS                    M. O. Rife III Trust A ("Trust")

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON        75-6167767


2) CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP

                                                                        (A) (X )
                                                                        (B) (  )

3) SEC USE ONLY


4) SOURCE OF FUNDS
 OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6) CITIZENSHIP OR PLACE OF ORGANIZATION
"TRUST" is incorporated in the State of Texas. "TRUST" does business in the State of Texas.

                         7) SOLE VOTING POWER                   0

NUMBER OF
SHARES
BENEFICIALLY             8) SHARED VOTING POWER            8,000,000
OWNED BY
EACH
REPORTING                9) SOLE DISPOSITIVE POWER              0
PERSON WITH

                       (10) SHARED DISPOSITIVE POWER       8,000,000




11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58%

14) TYPE OF REPORTING PERSON
CO

                                  SCHEDULE 13D

CUSIP NO. 739272 20-1                             Page 6 of 8 including exhibits

Item 1.  Security and Issuer

     This schedule relates to common stock, par value $0.02 per share, of Power Exploration, Inc. ("Common Stock"). Power Exploration, Inc. ("POWER") is a Nevada corporation with principal offices at 5416 Birchman Avenue, Fort Worth, Texas 76107.

Item 2.  Identity and Background

 (a) This schedule is filed by Rife Oil Properties, Inc. ("ROP"), a Texas corporation, M.O. Rife, III ("RIFE"), an individual, MOROIL, INC. ("MOR"), a Texas corporation and M.O. Rife III Trust A ("TRUST"), a beneficial trust formed in the State of Texas.

 (b) The business address for Rife Oil Properties, Inc., M.O. Rife III and MOROIL, INC., M.O. Rife III, Trust A is 5416 Birchman Ave., Fort Worth, Texas 76107.

 (c) " ROP" is engaged in the operation of oil and gas fields located in Texas. "MOR" is a newly formed Texas corporation whose only assets are 8,000,000 shares of Power Common Stock. "RIFE" is the president of "ROP" and "MOR". "TRUST" is a beneficial trust formed in the State of Texas. RIFE is a beneficiary of TRUST.

 (d) Neither "RIFE", "MOR", "TRUST" nor " ROP" has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

 (e) During the last five years, neither "RIFE", "MOR", "TRUST", nor "ROP" has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

 (f) " MOR" and "ROP" are Texas Corporations. "RIFE" is a United States Citizen. "TRUST" was formed in the State of Texas.

Item 3.  Source and Amount of Funds or Other Consideration

"ROP"

"ROP" currently owns no stock in "POWER". "ROP" received 8,000,000 shares of "POWER" from Global Universal, Inc. of Delaware ("GLOBAL") upon the rescission of a contract between "ROP" and "GLOBAL."

"ROP" immediately upon its receipt of the 8,000,000 shares, assigned the shares to "MOR." "ROP" did not receive any consideration when it assigned "MOR" 8,000,000 shares of "POWER" stock. Both "MOR" and "ROP" are owned by "Trust."

"TRUST"

"TRUST" did not give or receive any consideration for any shares in "POWER" stock that it holds beneficially. 8,000,000 shares are attributed beneficially to "TRUST", which owns 100% of shares of both "MOR" and "ROP". " MOR" owns 8,000,000 shares of "POWER" stock (58%). "RIFE" is Trustee of "TRUST" and owns 62,000 shares of "POWER" stock (.6 %).

                                  SCHEDULE 13D

CUSIP No. 739272 20-1                             Page 7 of 8 including exhibits

"RIFE"

8,000,000 shares are attributed beneficially to "RIFE" as Trustee of "TRUST", which owns 100% of shares of both "MOR" and "ROP". "MOR" owns 8,000,000 shares of "POWER" stock (58%). "RIFE" owns 62,000 shares of "POWER" stock (.6 %).

"MOR"

"MOR" gave no consideration to "ROP" in exchange for the assignment of 8,000,000 shares in "POWER" stock.

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with "POWER". Rife Oil Properties, Inc. is a Texas corporation that engages in the oil and gas business and operates oil and gas wells. M O. Rife III is an individual who invests in oil and gas ventures. MOROIL, Inc. is a Texas corporation that has no substantial business at this time. M. O. Rife III Trust A is a trust organized under the laws of the State of Texas. M. O. Rife III is the Trustee of the "TRUST". "TRUST" owns Rife Oil Properties, Inc. and Moroil, Inc.

Neither "RIFE", "MOR", nor "TRUST" have any current plans to purchase additional shares or to dispose of any of their shares in Power Exploration, Inc.

"MOR" obtained its "POWER" shares by assignment from "ROP" by assignment for investment purposes and has no current plans to purchase additional shares or to dispose of any of its shares in Power.

"RIFE" and "TRUST", to whom beneficial ownership of the "POWER" shares are attributed likewise have no current plans to cause "MOR" to purchase additional shares or to dispose of any of its shares in "POWER". Neither "RIFE", "MOR", nor "TRUST" is aware of any current plans or proposals, which would involve any extraordinary corporate transaction, involve any sale or transfer of a material amount of the corporation's assets, a change in the directors or management of the corporation or change its capitalization or dividendpolicies, involve a change in the corporation's business or corporate structure or change its charter or by-laws or the status of the common stock of the corporation.


Item 5.  Interest in Securities of the Issuer

         (a) (i) The aggregate number of the class of securities, identified pursuant to Item 1, owned by "RIFE" is 8,062,000. The percentage of the class of securities, identified pursuant to Item 1,owned by "RIFE" is 59%. (ii) The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by "RIFE", "MOR", and "TRUST" is 8,000,000. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by "RIFE", "MOR", and "TRUST" is 58%.

         (b) (i) For "MOR" and "TRUST", the number of shares as to which there is sole power to vote or to direct the vote is 8,000,000, the number of shares with the shared power to vote or to direct the vote is 1, the number of shares with the sole power to dispose or to direct the disposition is 8,000,000, the number of shares with shared power to dispose or to direct the disposition is 1. "MOR" is a company and has no substantial business at this time and "TRUST" is a beneficial trust formed in the State of Texas. (ii) For "ROP", the number of shares as to which there is sole power to vote or to direct the vote is 0, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 0, the number of shares with shared power to dispose or to direct the disposition is 0. The principal business of "ROP" is the operation of oil and gas wells located in Texas. (iii) For "RIFE", the number of shares as to which there is sole power to vote or to direct the vote is 8,062,000, the number of shares with the shared power to vote or to direct the vote is 1, the number of shares with the sole power to dispose or to direct the disposition is 8,062,000, the number of shares with shared power to dispose or to direct the disposition is 0. "RIFE" is employed by "ROP" and "POWER".

         (c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

                                  SCHEDULE 13D

CUSIP No. 739272 20-1                                                Page 8 of 8
including exhibits


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


RIFE OIL PROPERTIES, INC., a Texas Corporation MOROIL, INC., a Texas Corporation


   \s\ M.O. Rife III                              \s\ M.O. Rife III
_______________________________                _________________________________
M.O. Rife, III, President                      M.O. Rife, III, President




M.O. RIFE III TRUST A, a Texas trust           M.O. RIFE III, an individual

 \s\ M.O. Rife III                                 \s\ M.O. Rife III
______________________________                 _________________________________





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).